CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                  July 9, 2015



VIA EDGAR CORRESPONDENCE

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


  Re:     First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust")
                        File Nos. 811-22519 and 333-171759
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Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on July 7, 2015, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 20, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Australia AlphaDEX(R) Fund, First Trust Brazil AlphaDEX(R) Fund, First Trust Canada AlphaDEX(R) Fund, First Trust China AlphaDEX(R) Fund, First Trust Germany AlphaDEX(R) Fund, First Trust Hong Kong AlphaDEX(R) Fund, First Trust Japan AlphaDEX(R) Fund, First Trust South Korea AlphaDEX(R) Fund, First Trust Switzerland AlphaDEX(R) Fund, First Trust Taiwan AlphaDEX(R) Fund and First Trust United Kingdom AlphaDEX(R) Fund (each a "Fund" and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES - ALL FUNDS

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Funds will not pay 12b-1 fees for at least one year from the date of this prospectus.

Karen Rossotto
July 10, 2015
Page 2


RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 reflects a date that is at least one year from the date of this prospectus.

COMMENT 2 - GENERAL - ALL FUNDS

      Describe in your response the material changes between the current indices and the new indices.

RESPONSE TO COMMENT 2

      The only material change between the current indices and the new indices are the base universes from which securities are selected. The methodology of selection remains substantially the same and we do not expect significant changes to the general composition of the Funds' portfolios.

COMMENT 3 - GENERAL - ALL FUNDS

      For Funds with materially high portfolio turnover rates, add disclosure to the Principal Risks section regarding active trading.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      The disclosure states that the AlphaDEX(R) selection methodology "may generate positive alpha ... relative to traditional passive-style indices." Revise the disclosure regarding the AlphaDEX(R) selection methodology to make it clear that the Funds are not actively managed.

RESPONSE TO COMMENT 4

      The prospectus has been revised according to this comment.

Karen Rossotto
July 10, 2015
Page 3


COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise the disclosure regarding each Fund's Index selection methodology in plain English to focus on how individual securities are selected for the Index.

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

COMMENT 6 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise the disclosure in step 5 of each Fund's Index selection methodology to explain the country and sector weighting constraints in plain English.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Step 2 of each Fund's Index selection methodology, which describes an Index's market capitalization composition, uses technical language. Using plain English, describe the Index's selection of securities that are greater or less than the midcap breakpoint by disclosing such breakpoint as of a certain date or, alternatively, by providing a capitalization range for the securities included in each Index as of a specified date.

RESPONSE TO COMMENT 7

      The disclosure has been revised to include the Index Provider's midcap breakpoint as of June 30, 2015.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise the Principal Investment Strategies section generally to align with the disclosure included in the Principal Risks section. For example, if a Fund has emerging markets risk disclosure, state that the Fund invests in emerging markets in the Principal Investment Strategies section.

Karen Rossotto
July 10, 2015
Page 4


RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      The disclosure states that the Index is reconstituted and rebalanced on a semi-annual basis. State when the Fund is reconstituted and rebalanced accordingly.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS - ALL FUNDS

      If investing in unsponsored depositary receipts is a part of the Funds' principal investment strategies, disclose this in the Principal Investment Strategies section.

RESPONSE TO COMMENT 10

      Investing in unsponsored depositary receipts is not a part of the Funds' principal investment strategies.

COMMENT 11 - PRINCIPAL RISKS - ALL FUNDS

      If using a sampling of Index securities is a part of the Funds' principal investment strategies, disclose this in the Principal Investment Strategies section.

RESPONSE TO COMMENT 11

      Using a sampling of Index securities is not a part of the Funds' principal investment strategies.

COMMENT 12 - PRINCIPAL RISKS - ALL FUNDS

      Disclose how the Index Provider defines "emerging market."

Karen Rossotto
July 10, 2015
Page 5


RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST CHINA
ALPHADEX(R) FUND

      If the Fund invests in H shares as a part of its principal investment strategies, include disclosure regarding H shares in the Principal Investment Strategies section.

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The disclosure references the Funds' investment in derivatives. Should this be a part of each Fund's principal investment strategies? Confirm that any derivates will be valued at market (not notional) value for purposes of each Fund's 90% test.

RESPONSE TO COMMENT 14

      The Funds' investment in derivatives, if any, is not a part of the Funds' principal investment strategies. Any derivatives will be valued at market value for purposes of each Fund's 90% test.

COMMENT 15 - ADDITIONAL RISKS OF INVESTING IN THE FUNDS

      Move "Passive Investment Risk" to each Fund's summary section.

RESPONSE TO COMMENT 15

      The prospectus has been revised in accordance with this comment.

COMMENT 16 - TOTAL RETURN INFORMATION

      For Funds with a material difference between Fund performance and Index performance, disclose in your response the reason for such differences.

Karen Rossotto
July 10, 2015
Page 6


RESPONSE TO COMMENT 16

      Any significant difference between Fund performance and Index performance relates primarily to the Fund's imposition of a management fee as well as higher trading costs in certain foreign countries.

COMMENT 17 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVES AND POLICIES

      The Statement of Additional Information states that certain of the Funds have experienced significant changes in portfolio turnover rates on a year-to-year basis. Explain in your response the reason for these changes.

RESPONSE TO COMMENT 17

      Any significant changes in portfolio turnover rates were caused by the overall increase or decrease in assets of the relevant Funds.

                                    *  *  *

TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP

                                                   By:  /s/ Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren